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                                                                    EXHIBIT 21.1



Subsidiaries of the Registrant

1) Big 5 Corp., a Delaware Corporation. Big 5 Corp. does business as Big 5 Sporting Goods in all states in which it has operations except in Arizona where it does business under the name New Big 5 Corp.